

Eric Malafeew

Co-Founder & CTO at VirZOOM, Inc.

Greater Boston Area

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VirZOOM, Inc.

Massachusetts Institute of Technology

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347 connections

I've worked and led for over 20 years in the videogames industry and 5 years in military simulations and robotics. Co-founder of VirZOOM along with Eric Janszen and a highly experienced team of game and sensor developers to revolutionize stationary biking with the power of VR. At Harmonix I c...

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Activity

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Excited to show VZfit at MIT Zesiger Center!

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Experience



Co-Founder & CTO
VirZOOM, Inc.
Feb 2015 – Present · 3 yrs 8 mos
Cambridge, MA

Lead Engine Coder, Technical Director, Chief Architect
Harmonix Music Systems
2000 – Feb 2015 · 15 yrs

Game Engineer
MBL Research
1997 – 2000 · 3 yrs

Game Engineer
Kaon Interactive
1996 – 1997 · 1 yr

Simulation Engineer
Lockheed Martin

1994 – 1996 · 2 yrs

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Education

Massachusetts Institute of Technology **Massachusetts Institute of Technology**

Master's Degree, Mechanical Engineering

1991 – 1993

Virginia Tech **Virginia Tech**

B.S., Mechanical Engineering

1987 – 1991

Skills & Endorsements

Computer Graphics · 21

 Endorsed by **13 of Eric's colleagues at Harmonix Music Systems**

Cross-platform Development · 9

 Endorsed by **7 of Eric's colleagues at Harmonix Music Systems**

System Design · 8

Kelly Scott and 7 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (5)**

Jason Arnone **Jason Arnone**

Helping art students and alumni achieve their creative and professional goals.

June 4, 2014, Eric worked with Jason in different groups

Jason and I worked together as artist and coder on early Harmonix games, and at a management level on later games. As the code and art staffs exploded we had a lot to talk about, since coders here provide the custom engine and tools that artists use. Jason always brought a balanced and informative outlook to discussions about how the code and art staff could support each other, and has an easy way that diffused tense situations. I would happily work with Jason again in either role.

Jason Warburg **Jason Warburg**

VP of Production and Operations at VirZOOM Inc.

June 4, 2014, Jason worked with Eric in the same group

I worked with Jason closely for over a decade on Harmonix games and tools. He brought competence and an innovative spirit to every one, and was adaptable to roles such as technical artist, designer, producer, and ops lead. Jason brought people of different disciplines together in a way few could, with humor and real understanding. I'd happily work with Jason again in any capacity.

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